SEC 1746 Potential persons who are to respond to the collection of information contained in the this form are not required to respond unless the form displays a current valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Health Anti-Aging Lifestyle Options, Inc.

(Name of Issuer)

common stock

(Title of Class of Securities)

42218T 10 6

(CUSIP Number)

Branden Burningham, 455 East Fifth South, Salt Lake City, Utah, 84111-3323 Ph: (801) 363-7411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No………………..42218T 10 6

1.	Name(s) of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):.

Dean Mailey, as Chief Operating Officer, Director and greater than 5% holder of the shares of Health Anti-Aging Lifestyle Options Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)
3.	SEC Use Only

4.	Source of funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) n/a

6.	Citizenship or Place of Organization: Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power 1,200,000

8.	Shared Voting Power

9.	Sole Dispositive Power 1,200,000

10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Item 1.

Security and Issuer

The title of the class of security to which this statement relates is the Common Stock of Health Anti-Aging Lifestyle Options Inc., a Utah Corporation, ("HALO") whose principal executive offices are located at 2461 Bellevue Avenue, Vancouver, British Columbia, Canada, V7V 1E1.

Item 2. Identity and Background

This statement is filed by Dean Mailey, a Canadian citizen with a business address at Health Anti-Aging Lifestyle Options Inc., 2461 Bellevue Avenue, Vancouver, British Columbia, Canada V7V 1E1 as Chief Operating Officer and Director of Health Anti-Aging Lifestyle Options Inc.  His present principal occupation is Chief Operating Officer and Director of Health Anti-Aging Lifestyle Options Inc.  During the last five years, Mr. Mailey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares held by Dean Mailey were acquired as newly issued shares pursuant to the share exchange agreement between HALO and Network Lifestyle Radio Corp in February, 2002, as disclosed in HALO's Current Report on Form 8-K dated February 28, 2002, filed with the Securities and Exchange Commission on March 13, 2002 and amended on March 27, 2002.

Item 4. Purpose of Transaction

The common shares were acquired for investment purposes only.

Item 5. Interest in Securities of the Issuer

Dean Mailey is the beneficial owner of 1,200,000 common shares being 7.2% of the outstanding shares of the Corporation. Mr. Mailey has sole power to vote and to dispose of these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dean Mailey has the right to vote the shares of Common Stock at any regular or special meetings of the shareholders of the Company.  Except as described above there are no contracts , arrangements, understandings or relationships with respect to any securities of HALO, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Current report on Form 8-K, as amended.  Summaries of all exhibits contained herein are modified in their entirety by reference thereto.  This document and related exhibits as previously filed with the Securities and Exchange Commission is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2002

Date

/s/ Dean Mailey

Signature

Dean Mailey
COO, Health Anti-Aging Lifestyle Options, Inc.

Name and Title